Exhibit (k)(8)

RETENTION OF NET ECONOMIC INTEREST LETTER

[Letterhead]

[DATE]

Natixis, New York Branch

9 West 57th Street, 36th Floor

New York, New York 10019

Attention: Yazmin Vasconez

The Lenders party to the Revolving

Credit Agreement referred to below

WhiteHorse Finance, LLC

c/o H.I.G. WhiteHorse Management LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Attention: Alastair Merrick

Facsimile No.: (212) 314-1016

Re:	Retention of Net Economic Interest

This letter is being delivered in connection with the Revolving Credit and Security Agreement dated as of September 27, 2012 (the “Credit Agreement”), among WhiteHorse Finance Warehouse, LLC, as borrower (the “Borrower”), the Lenders from time to time parties thereto (collectively, the “Lenders”), Natixis, New York Branch, as facility agent (the “Facility Agent”) and The Bank of New York Mellon Trust Company, N.A., as collateral agent (the “Collateral Agent”). All capitalized terms used but not defined herein have the respective meanings give to such terms in the Credit Agreement as in effect on the date hereof.

The undersigned Retention Provider, acting in its capacity as originator, hereby agrees for the benefit of the addressees of this letter and each other Lender, for so long as the Payment in Full Date has not occurred:

a.	that it has retained and will retain, on an ongoing basis, a material net economic interest which, in any event, shall not be less than 5% (or such higher or lower amount as notified by the Facility Agent to the Retention Provider is required by Article 122a of the CRD) of the nominal value of the Collateral calculated based on the Aggregate Principal Balance of all of the Collateral Obligations and outstanding principal amount of all Eligible Investments, in each case at the time of determination without taking into account any deduction pursuant to the proviso to the definition of “Principal Balance” of any Collateral Obligation or any deduction or discount in respect of the purchase price paid for such Collateral Obligation or Eligible Investment by the Borrower;

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b.	that it will retain at all times the net economic interest referred to in clause (a) above by retention of the first loss tranche and, if necessary, other tranches having the same or a more severe risk profile than those transferred or sold to investors (being the Lenders) and not maturing any earlier than those transferred or sold to investors;

c.	confirms that the retention of the net economic interest will be measured at the origination (being the occasion of each origination or acquisition of a Collateral Obligation or Eligible Investment) and shall be maintained on an ongoing basis. The retention of such net economic interest shall not be subject to any credit risk mitigation, any short positions, or any other credit risk hedge or credit risk hedging arrangement, except to the extent permitted under Article 122a of the CRD;

d.	that it will remain, directly or indirectly, the 100% owner of all of the equity interests in WhiteHorse Finance Warehouse, LLC;

e.	that after an appointment of a Board of Directors, such Board of Directors (i) has reviewed the terms and conditions of the credit facility documented by the Credit Agreement, (ii) in connection with the preparation of the Transferor’s quarterly financial statements, reviewed the Collateral Obligations held by the Borrower and (iii) must receive not less than 2 Business Days prior notice of any proposed material amendment or waiver to the Eligibility Criteria and Concentration Limitations specified in the Credit Agreement and an opportunity to veto such proposed amendment or waiver (provided that such right to veto may be deemed to be waived if no response to such proposed amendment or waiver has been given within 2 Business Days); and

f.	agrees that it will take such further actions and provide such information as may be requested by any Lender or the Facility Agent so as to ensure compliance with the provisions of Article 122a of the CRD, and any such Lender or the Facility Agent may share such information with any Authority (including any bank regulatory agency) as may be necessary to ensure compliance with the provisions of Article 122a of the CRD.

As used in this letter, the terms “retention of net economic interest”, “original lender”, “originator”, “credit institution”, “securitisation position”, “securitisations”, “ongoing basis”, “securitised exposures” and “tranche” shall have the meanings given thereto in Article 122a of the CRD.

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Very Truly Yours,

WHITEHORSE FINANCE, LLC

By:
Name:
Title:

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